UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

DF Growth REIT, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-10912

Delaware	83-1263155
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

750 B Street Suite 1930 San Diego, CA	92101
(Address of principal executive offices)	(Zip Code)

(858) 430-8528

Issuer’s telephone number, including area code

Class A Investor Shares

(Title of each class of securities issued pursuant to Regulation A)

i

In this Annual Report, the terms “we,” “us,” and “the Company” refers to DF Growth REIT I, LLC, a Delaware limited liability company,“Manager” refers to DF Manager, LLC, a Delaware limited liability company, and “Sponsor” refers to DiversyFund, Inc., a Delaware corporation.

Caution Regarding Forward-Looking Statements

This Annual Report and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Annual Report are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “should”, “can have”, “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Annual Report and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Annual Report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Annual Report or any documents incorporated by reference herein or therein are accurate only as of the date of this Annual Report. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Annual Report, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

Given the risks and uncertainties, you should not place undue reliance on any Forward-Looking Statements.

Item 1. Business

Overview

The Company was formed to invest in real estate projects, primarily in and around primary and secondary cities or cities that have a large university, with what we believe is a significant profit potential. While our primary focus is on “value-add” multi-family real estate (currently a majority of the Company’s portfolio in such projects), we may also invest in other real estate projects that we determine have significant profit potential such as other value-add commercial real estate including office or industrial, self-storage, or multi-family or opportunistic residential projects.

Investments Through Other Entities

Sometimes the Company may own real estate directly. Most of the time, however, the investments made by the Company will be through other entities (“Project Entities”). For example, if the Company invests in a multi-family property, the property will likely be owned by a different entity, such as a limited partnership or a limited liability company. Typically, Project Entities are controlled by the Sponsor or another entity controlled by the Sponsor.

LLC Agreement

The Company is governed by a Limited Liability Company Agreement dated August 1, 2018, which we refer to as the “LLC Agreement or “operating agreement”. A copy of the LLC Agreement is filed as an exhibit to the Company’s Offering Statement and incorporated by reference in this Annual Report.

Management

The Company is managed by DF Manager, LLC, a Delaware limited liability company, which we refer to as the “Manager”. The Manager is an affiliate of DiversyFund, Inc., a Delaware corporation and a real estate developer, which we refer to as the “Sponsor.” The Sponsor owns and operates the DiversyFund Platform at www.DiversyFund.com (the “Site”), where it seeks funding for its real estate projects and allows investors to hold interests in real estate opportunities that have been historically difficult to access for most investors. The Manager has the authority to make all decisions regarding our business, subject to the limitations in our operating agreement. The Sponsor also provides certain marketing, investor relations and other administrative services on our behalf. Accordingly, the Company does not have any employees nor does it currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties, debt securities and other real estate-related assets where the underlying assets primarily consist of such properties. These properties are typically existing, income-producing properties and may include properties purchased for renovation and conversion into multifamily use. We focus on acquiring predominantly multifamily properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high population and job growth and those available from sellers who are distressed or face time-sensitive deadlines.

Our value-add investment strategy entails

●	identifying multi-family apartment communities in quality locations in the Company’s target markets, where the Company believes it can acquire properties for lower than their actual value or where the Company can add significant value through third-party hands-on management and/or appreciation potential;

●	buying those apartment communities at below-market prices, or at market prices where there is sufficient upside potential to obtain above-market returns over the long term;

●	making physical alterations and other improvements to those communities, where the Company can achieve significant benefit with minimal capital outlay; and

●	through third-party management, raising rents to increase the overall value of the property.

A majority of the Company’s portfolio is in these value-add multifamily investments. We believe our current investment strategy will produce significant opportunities to make investments with attractive risk-return profiles. However, to capitalize on the investment opportunities that may arise at other points of the economic cycle, we may expand our investment strategy by targeting other commercial or residential real estate. For example, the Company may also purchase, build or invest in other kinds of properties so long as such properties are generating positive cash flow or can be made to generate positive cash flow once built and stabilized.

Geographically, we focus on locations which we believe can attract high-quality tenants, specifically central business districts or suburban markets of primary and secondary metropolitan cities in high-growth regions of the country, typically areas of the Sun Belt.

The Multifamily Real Estate Market

Historically, the multifamily market has been driven by favorable supply/demand fundamentals including: (i) a limited number of new units coming onto the market; (ii) the demographic often referred to as “echo boomers;” (iii) an increase in the number of immigrants; and (iv) tighter lending guidelines leading to lower rates of home ownership.

The onset of the COVID-19 pandemic caused the multifamily housing market to experience more market turbulence than in recent years. While many of the direct impacts of the COVID-19 pandemic have eased, the longer-term macroeconomic effects on global supply chains, inflation, labor shortages and wage increases continue to impact many industries including ours. In particular, the substantial influx of government aid to fight the pandemic and disruption of global supply chains led to an increase in inflation not seen in more than a decade. This sort of inflation, which so far has impacted the cost of essential goods such as food and transportation, is also the type of inflation that will likely hit our tenants the hardest.

The rise in inflation rates caused the Federal Reserve to raise interest rates with indications of future increases, which created further uncertainty for the economy in general and for the multifamily market in particular. Increases in interest rates adversely affect our ability to obtain financing for our investments or to refinance existing loans when the lending term ends. While there is still debate among economists as to whether these factors, coupled with recent periods of economic contraction in the U.S., indicate that the U.S. will enter a recession in the near term, it remains difficult to predict the full impact of recent changes and of any future changes in interest rates or inflation.

Yet we remain optimistic about the medium- to long-term outlook of the multifamily market and believe the current market still presents investment opportunities. First, we believe that the number of new units coming onto the market will remain limited. Homebuilders have long struggled to match demand for new housing and recent interest rate growth puts increasing pressure on the residential construction industry. Second, the rapid rise in interest rates has led to tighter credit markets and increased credit standards for banks originating new loans, augmenting the pool of persons interested in multi-family housing. All of these factors are expected to reduce the pool of persons available to purchase single-family homes and increase the demand for multi-family housing. Finally, the past year’s substantial jump in immigration from other countries is also expected to add to demand for more multi-family housing.

The Commercial Real Estate Market

The commercial real estate market is currently experiencing market challenges in many locations throughout the United States. While retail, hospitality and office assets are experiencing significant vacancies, we expect the multifamily market in many markets will remain relatively stable given the overall housing shortage.

Due Diligence

When the Company identifies a potential property, it typically signs a contract and places an escrow deposit to be held with the designated escrow agent. The Company then conducts extensive due diligence, including physical site inspections, environmental studies, a review of applicable zoning and land use restrictions, title reports, a review of all leases (if any), a review of the revenues and expenses from the property, and a study of the local market and local conditions.

Evaluating Alternatives

During the initial 12-36 months of owning and managing a property, the Company analyzes market conditions and decides whether the property should be maintained, refinanced, restructured (i.e., condominium conversion), or sold.

Real Estate Investment Life Cycle

The life cycle of a multi-family and other commercial real estate property varies on an individual property basis, but generally all properties experience periods of development or renovation, stabilization, and decline. A major component of successful real estate investing is timing the cycle – in effect, buying low, selling high. The Company pays close attention to ongoing market cycles (including any impacts associated with the COVID-19 pandemic and subsequent changes in macroeconomic factors such as rising inflation and interest rates) in an effort to maximize returns to investors.

Competitive Landscape

The Company faces significant competition for multifamily projects from developers, investment companies, private equity funds, other REITS, and private investors. The U.S. real estate market as a whole has historically experienced heavy demand and limited supply, with many developers, investors, and other parties competing for property. This largely remained true through 2022, although higher inflation rates and outsized economic fallout on certain industries with greater numbers of multi-family tenants may have impacted demand to some extent. With the economy showing continuing signs of underlying strength even in the face of sharply higher inflation and interest rates, we believe demand will rebound to at least pre-pandemic levels and possibly even higher.

As a result, we believe that there will be a surge in existing multi-family housing projects available for purchase for the foreseeable future. At the same time, absent massive intervention into credit markets by the Federal Reserve, the expected tightening of credit markets may decrease the amount of capital to finance such purchases.

Accordingly, we believe the real estate market will favor large institutional investors and others with significant cash on hand or access to alternative financing methods. However, we may be at a disadvantage to some competitors who have greater capital resources than we do, including cash-on-hand. Still, we believe we can differentiate ourselves by targeting smaller to mid-sized properties, a market that typically involves individual and smaller institutional buyers rather than large institutions. Given our value-added focus to property acquisition and management and the relative inefficiencies in this market segment, we believe the Company is well positioned to take advantage of these conditions to return real value to both our tenants and our investors.

Use of Special Purpose Vehicles

Most or all of the investments made by the Company are through other entities. For example, if the Company invests in a multi- family property, the property will likely be owned by a different entity, such as a limited partnership or a limited liability company. In some situations, the Company will be the sole owner of the entity, while in other situations the entity will be co-owned with others.

Term of the Company

We intend to operate the Company for a period of approximately five years with up to two additional one-year extensions at the discretion of the Manager.

To wind down the Company, the Manager will seek to generate liquidity for investors and realize any gains in the value of our investments by selling or refinancing our properties and returning capital to investors on an orderly basis. Sales and refinancing will be subject to prevailing market conditions and there is no guarantee that we will be successful in executing any such liquidity transactions on terms favorable to the Company and Investors, or that we will be able to do so within the time frame we have anticipated.

SEC Investigation and Shareholder Litigation

An affiliate of the Company was a respondent in an administrative proceeding with the SEC. In November 2021 the SEC began an investigation of DF Growth REIT II, LLC (“REIT II”) and in January 2022 the SEC suspended REIT II’s offering and commenced an administrative proceeding to make the suspension permanent. The SEC alleged two violations (failure to begin the offering within two calendar days of qualification and use of an offering circular supplement instead of a post-qualification amendment to increase the maximum offering amount from $50 million to $75 million) and three types of misleading statements on the Sponsor’s website (related to the affiliation of the Company with REIT II, to how much capital REIT II needed to raise from investors and to the fees charged to REIT II by the sponsor of REIT II). None of the SEC’s allegations involved financial or accounting misconduct or wrongdoing. On June 9, 2023, the administrative proceeding was settled when REIT II and the SEC agreed to a settled order that permanently suspended REIT II’s exemption under Regulation A. REIT II was not required to pay any fines or penalties. On August 10, 2023, the SEC informed REIT II that it was also concluding its investigation and did not intend to recommend an enforcement action against DiversyFund, the Company, REIT II, DF Manager, Mr. Cecilio or Mr. Lewis.

In December 2022 attorneys for three shareholders in the Company brought a putative class action against the Company; DF Growth REIT II, LLC, an affiliate of the Company; DiversyFund, Inc., the Sponsor; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on claims raised by the SEC in its inquiry of REIT II. The shareholder action alleges that the named shareholders were misled and seeks compensation for their losses as well as reimbursement of all attorneys’ fees, costs and interest on those fees. In the event of a favorable verdict, California law provides reimbursement of actual economic losses or a right of rescission if no economic loss has been sustained. We engaged defense counsel experienced in defending securities litigation as well as securities class action suits and our defense counsel filed a motion to dismiss the complaint as without merit. No ruling has been issued on our motion to dismiss. We intend to defend the company aggressively against these claims which we believe are wholly without merit.

The Company has incurred significant legal costs and expenses defending against this action. To date, these costs and expenses have been paid by the Sponsor.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward Looking Information” in this Annual Report. Unless otherwise indicated, the latest results discussed below are as of December 31, 2022.

Critical Accounting Policies

The Company’s accounting policies have been established to conform with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

Sources of Operating Revenues and Cash Flows

We generate income primarily through rental operations from our rental real estate properties and from the sale of properties in which we invest.

Operating Results

The Company began operating on November 1, 2018. For the years ended December 31, 2022, and December 31, 2021, the Company had net gain of approximately $4,582,361 and a net loss of $3,618,487, respectively.

Revenue

Rental Revenue

For the years ended December 31, 2022, and December 31, 2021, we earned rental revenue of approximately $8,960,703 and $7,463,527, respectively, from the operation of rental real estate properties. The increase in rental revenue is primarily attributed to rental real estate properties that were placed into service during the year ended December 31, 2022.

Other Revenue

For the years ended December 31, 2022, and December 31, 2021, we earned other revenue of approximately $900,596 and $387,98, respectively. The [increase in other revenue is primarily attributable Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Expenses

Depreciation and Amortization

For the years ended December 31, 2022, and December 31, 2021, we incurred depreciation and amortization expenses of approximately $2,995,164 and $2,092,834, respectively. The increase in depreciation and amortization expense is primarily attributed to rental real estate properties placed into service in 2022.

Property Operations and Maintenance

For the years ended December 31, 2022, and December 31, 2021, we incurred property operations and maintenance expenses of approximately $3,680,034 and $2,720,050, respectively. The increase in property operating and maintenance expense is primarily attributed to rental real estate properties placed into service in 2022.

Developer and Other Fees – Related Party

For the years ended December 31, 2022, and December 31, 2021, we incurred developer fees of approximately $419,499 and $268,623 respectively. The increase in developer fees is directly related to an increase in the number of new investment projects, as the developer fee is calculated as a percentage of total project costs, including both “hard” costs (e.g., the cost of land, buildings, construction, and renovation) and “soft” costs (e.g., professional fees).

Although the Manager has the right to charge the Company an asset management fee, the Manager waived all asset management fees for the years ended December 31, 2022, and 2021.

General and Administrative Expenses

For the years ended December 31, 2022, and December 31, 2021, we incurred general and administrative expenses of approximately $2,410,429 and $1,548,913, respectively, which includes auditing and professional fees, bank fees, legal fees, software and subscription costs, transfer agent fees, and other expenses associated with operating our business.

Other Income (Expense)

Interest Expense

For the years ended December 31, 2022, and December 31, 2021, we incurred interest expenses of approximately $6,965,742 and $3,292,300, respectively. The increase in interest expense is due to the purchase of three new properties and to a significant rise in interest rates during 2022.

Interest Expense – Related Party

For the years ended December 31, 2022, and December 31, 2021, we incurred interest expenses on related party debt of approximately $1,367,703 and $202,268, respectively. The increase in interest expense is primarily due to the Company entering into new loans in 2022 and a significant rise in interest rates during 2022.

Our Investments

As of December 31, 2022, the Company had invested a total of $51,306,212 in equity in 11 projects managed by our Sponsor, and a total of $1,789,000 in debt in one project managed by our Sponsor, as follows:

Entity	Units	Location	Type of Investment	Investment Amount	Purchase Price	Total Acquisition Cost
The Sardinia Group Inc.	10	San Diego, CA	Equity	$356,500	$1,018,892	$2,295,813.33
DiversyFund Park Blvd LLC	60	San Diego, CA	Equity	$3,338,700	$3,650,000	$6,376,665.91
BLVDW NC LLC	242	Greenville, NC	Equity	$6,100,672	$12,815,000	$14,677,855.05
Woodside Highland UT LLC	54	Holladay, UT	Equity	$3,737,928	$8,500,000	$9,338,535.55
McArthur LG, LLC	121	Fayetteville, NC	Equity	$5,300,249	$9,675,000	$10,259,782.31
4500 South State Street UT LLC	36	Murray, UT	Equity	$3,575,336	$5,240,000	$5,652,165.00
524 SW ST. Lucie, LLC	30	Stuart, FL	Equity	$3,716,905	$4,250,000	$6,112,038.10
201 SW Joan Jefferson Way LLC	49	Stuart, FL	Equity	$7,671,305	$15,500,000	$16,117,055.32
Mission Villas SA, LLC	176	San Antonio, TX	Equity	$4,601,135	$10,250,000	$14,108,229.62
WRTH North Charleston, LLC	145	North Charleston, SC	Equity	$7,893,266	$22,475,000	$23,775,891.28
NCP Dove, LLC	285	North Charleston, SC	Equity	$5,014,216	$46,370,000	$49,893,685.01
Total Equity Investments				$51,306,212	$139,743,892	$158,607,716
DiversyFund Granito, LLC		Los Angeles, CA	Debt	$1,789,000	$7,200,000	$9,680,004
Total Debt Investments				$1,789,000	$7,200,000	$9,680,004

As of December 31, 2022, the Sponsor has received distributions in the amount of $622,350 from these projects and has made distributions in the amount of $3,985,195 to investors in the Company.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources include net proceeds from our Offering, cash flow from operations, net proceeds from asset sales, borrowings under credit facilities and other term borrowings. As of December 31, 2022, we had approximately $12,273,442 in unrestricted cash and cash equivalents.

As of December 31, 2022, we anticipate that cash on hand, future cash flows from operations, and proceeds from asset sales will provide sufficient liquidity to meet future funding commitments and costs of operations. We may continue to employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions and secured credit facilities. We have outstanding unsecured Company level debt (inclusive of accrued interest) of approximately $5,868,790 as of December 31, 2022.

Regulation A Offering

On November 13, 2018, the Offering Statement under which we sought to raise up to $50,000,000 through the sale of Class A Investor Shares under Regulation A (the “Offering”), was “qualified” by the Securities and Exchange Commission. On March 26, 2021, we increased the amount we were seeking to raise up to $75,000,000. As of November 13, 2021, when the Offering was terminated, we had raised $65,113,948 from the sale of Class A Investor Shares.

Outlook and Trend Information

Although the public markets delivered one of their worst performing years in the past several decades, we believe that the strength of the Company’s multifamily real estate portfolio led to a stronger relative performance compared to the broader market in 2022. During that period the S&P 500® Total Return Index, a bellwether for the overall U.S. stock market, returned -18.11% and publicly listed REITs (as measured by the NAREIT® All U.S. REITs index) returned -25.10%.

To combat high inflation in 2022, the Federal Reserve conducted its steepest series of interest rate hikes ever. As expected, this plan to slow down the economy and remove liquidity from the market through the use of monetary policy also led to a sharp decline in asset values across most sectors. While no asset is immune to these trends, hard assets such as real estate tend to perform better in inflationary environments than traditional investments such as stocks and bonds.

We seek to identify and make investments based in part on major macroeconomic trends because we believe those trends are likely to drive outsized growth which in turn can deliver better than average performance. Primary contributors to 2022 performance were:

●	Interest rate hikes conducted by the Federal Reserve to combat record high inflation

●	Continuing rent increases caused by a post pandemic spike in demand combined with ongoing limitations on the supply of housing

●	Sunbelt growth in which existing dynamics of strong population and job growth were accelerated by pandemic-driven migration of people and companies to the region; and

●	Increasing demand for well-located, cash-flowing real estate assets

Looking ahead to 2023, we expect the coming year to be challenging for the broader economy with the possibility of economic conditions worsening before they improve and markets experiencing another year of downward performance. Individuals, businesses, and investors may expect a period of generally depressed asset values and dramatically increased borrowing costs as compared to recent history. Still, we are optimistic and believe that we may be nearing the bottom of the market cycle, with the next twelve presenting compelling investment opportunities.

Recent Developments

Investments

During the year ending December 31, 2022, we sold six investment properties totaling $ 76,760,000. These investment properties consist of:

Property Name	Sale Date	Contract price
DF Summerlyn LLC	7/13/2021	$11,625,000
The Sardinia Group, Inc	2/2/2022	2,900,000
McArthur Landing	11/30/2022	16,600,000
Boulevard West	9/21/2022	24,000,000
Woodside at Holladay	7/19/2022	13,400,000
Cottonwood Creek	7/19/2022	8,235,000
Total		$76,760,000

In addition, we invested in four properties, totaling $39,925,000. These investments consist of:

Description of Property	Date acquired	Ownership Percentage	Contract Purchase Price
Swaying Oaks	11-Mar-22	45.14%	$7,475,000
San Antonio, TX
Durant	16-Jun-22	31.67%	$5,900,000
Berkely, CA
Cobble Hills	August 08, 2022	100%	$12,000,000
Fort Worth, TX
Village Creek	18-Nov-22	100%	$14,550,000
Fort Worth, TX
Totals for 2022			$39,925,000

Item 3. Directors and Officers

DiversyFund, Inc. is the sole member and manager of DF Manager, LLC. Pursuant to section 5.2 of the LLC Agreement, the Manager has full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company’s business. The Management Agreement is filed as an exhibit to the Company’s Offering Statement and incorporated by reference in this Annual Report.

Executive Officers and Significant Employees of the Manager

Name	Position	Age	Term of Office	Approx. Hours Per Week
Craig Cecilio	Chief Executive Officer	49	Indefinite	20 Hours
Alan Lewis	Chief Financial Officer	46	Indefinite	20 Hours
Isaac Dixon	Senior VP of Real Estate	41	At Will	Full Time

Craig Cecilio serves as Chief Executive Officer of the Manager and has served as Chief Executive Officer and Co-Founder of the Sponsor since its inception. Mr. Cecilio has worked in the real estate industry for nearly 23 years. Over the course of his career, Mr. Cecilio has participated in the development of over 1,000 single family and commercial properties as either a joint venture equity partner, lender, or sponsor. Previously, Mr. Cecilio owned a real estate investment business, Coastal California Funding Group, Inc., which underwrote, financed and developed commercial and residential properties principally in California markets such as San Diego, Orange County, Los Angeles and San Francisco, and a loan servicing business. Additionally, Mr. Cecilio founded a real estate debt fund in 2013, which manages a portfolio of mainly real estate-backed bridge loans. In some cases, the fund was used to “pre-fund” some of the Company’s real estate projects. Since 1997, Mr. Cecilio has financed nearly $500 million of real estate assets and has developed and managed over $50 million of commercial and residential property (renovations and ground-up). Mr. Cecilio has a Bachelor of Arts from the University of Colorado at Boulder.

Alan R. Lewis is the Chief Financial Officer of the Manager and has served as Chief Operating Officer and Co-Founder of the Sponsor since its inception. Prior to the launch of the Manager, he was the head of the real estate private equity division of a real estate investment and development firm based in Salt Lake City, Utah, where he oversaw capital raising, deal structuring and development work for multi-family projects and master-planned residential communities. Previously, Mr. Lewis worked for nearly ten years on Wall Street as both an investment banker and a corporate lawyer, most recently as Managing Director of the Investment Banking Division of Brill Securities where Mr. Lewis provided financial advisory and capital raising services for high-growth companies along with real estate and oil and gas projects. Prior to joining Brill Securities in 2010, Mr. Lewis practiced as a corporate attorney at Davis Polk & Wardwell, a Tier 1 ranked Wall Street law firm. His practice included IPOs, mergers and acquisitions, and commercial real estate including the acquisition and refinancing of several Fifth Avenue commercial buildings and acquisitions and portfolio restructurings for a $6 billion real estate private equity fund. Over his career, Mr. Lewis has led transactions totaling over $41 billion. Mr. Lewis has a Bachelor of Arts from Brigham Young University and a Juris Doctor from Columbia Law School.

Isaac Dixon is Senior Vice President of Real Estate for the Manager and serves as Senior Vice President of Real Estate of the Sponsor. Previously Mr. Dixon was led the real estate division and was actively involved in underwriting various venture capital investments as Vice President at Canter Companies. Prior to his time with Canter Companies, Mr. Dixon was the Vice President of National Accounts with CORE REALTY, as an active member of the investment committee and interfaced directly with senior executives at independent broker-dealers across the country to facilitate their analysis, review, and approval process for real estate funds and TIC/1031 multi-family syndications. Earlier Mr. Dixon was a senior due diligence analyst at Independent Financial Group where he was responsible for reviewing over $500 million in Tenant-In-Common and alternative investment products. Throughout his career, Mr. Dixon has participated in several industry panels on various aspects of syndicating real estate investment programs and conducting proper due diligence and has been involved in the purchase and/or syndication of over 5,000 multi-family units valued in excess of $1 billion dollars. Isaac graduated from San Diego State University with a Bachelor of Arts. He holds or has held Series 7, 22, 24 and 66 licenses and is a Certified Financial Planner and a real estate broker licensed in California.

Ownership of Related Entities

The Sponsor owns 100% of DF Manager, LLC, the Manager of the Company, and Mr. Cecilio and Mr. Lewis own the majority of the Sponsor.

Legal Proceedings

Within the last five years, no Executive Officer or Significant Employee of the Company has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no Executive Officer or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

Compensation of Executive Officers

Each of the executive officers of our Manager also serves as an executive officer of the Sponsor. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals manage our day-to-day affairs; oversee the review and selection of investment opportunities; service acquired investments; and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of the Manager

Our Manager and its affiliates receive fees and expense reimbursements for services related to the Offering and for the investment and management of the Company’s assets. Items of compensation are summarized in the table below.

Fees

Type of Fee	Description and Amount

Organization and Offering Expense Reimbursement

The Company was required to reimburse the Manager for expenses the Manager incurred in connectio with the Offering before it was “qualified” by the SEC (after the Offering is qualified, the expenses will borne by the Company itself, directly), including legal, accounting, and marketing costs. The Sponsor’s total expenses for the Offering, before the Offering was qualified, were approximately $25,000.

Asset Management

Under the LLC Agreement, the Manager has the right to charge the Company a monthly asset management fee equal to 0.1667% of the Investors’ aggregate capital accounts as of the last day of each calendar month, or approximately 2% per year. An Investor’s “capital account” will generally be equal to the amount the Investor paid for his, her or its Class A Investor Shares, less any capital that has been returned to the Investor and any losses allocated to the Investor. However, since the inception of the Company, the Manager has waived all asset management fees and expects to continue to do so.

Where the Company owns property directly or is the sole owner of an entity that owns property, the Sponsor will charge the Company a developer fee of between 6% and 8% of the total project costs, including both “hard” costs (e.g., the cost of land, buildings, construction, and renovation) and “soft” costs (e.g., professional fees).

Developer

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar developer fee to the extent negotiated with the financial partners in such joint venture, which could be higher than the 6% - 8% fee for direct investment. However, the Company’s cost of the fee will not exceed 6% - 8% of the Company’s share of the total project cost.

For the periods ending December 31, 2022, and December 31, 2021, the Company paid $5,242,378 and $5,872,627, respectively, in developer fees to the Sponsor.

Disposition of Property

Where the Company owns property directly or is the sole owner of an entity that owns property, the Sponsor will receive a disposition fee equal to 1% of the total sale price of each property.

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar disposition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% disposition fee for direct investment). However, the Company’s share of the fee will not exceed 1% of the Company’s share of the total sale price.

For the periods ending December 31, 2022, the sponsor received and December 31, 2021, the Company has not paid any disposition fees to the Sponsor.

Where the Company owns property directly or is the sole owner of an entity that owns property, the Sponsor will receive a financing fee equal to 1.0% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee will be in addition to any fees paid to third parties, such as mortgage brokers.

Financing

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar financing fee to the extent negotiated with the financial partners in such joint venture, which could be higher than the 1% financing fee for direct investment. However, the Company’s cost of the fee will not exceed 1% of the Company’s share of the loan.

For the periods December 31, 2022, and December 31, 2021, the Company paid $7,957,628 and $341,300, respectively, in financing fees.

Construction Management

The Sponsor might provide construction and/or construction management services on behalf of the Company. If so, it will provide such services pursuant to one or more written agreements containing terms and conditions that are standard in the construction industry, as determined by the Sponsor based on its experience. The amount of the Sponsor’s compensation, and the manner in which it is calculated, shall also be consistent with industry standards, as determined by the Sponsor. Under the LLC Agreement, the Sponsor is entitled only to compensation that is (i) fair to the Company, and (ii) no greater than would be paid to an unrelated party at arm’s length.

For the periods ending December 31, 2022, and December 31, 2021, the Company has not paid any construction management fees to the Sponsor.

Other Fees

The Company engages third parties to provide a variety of other services, including insurance and marketing. If the Manager is able to engage third parties at lower-than-market rates, then the Manager is entitled to retain the difference. The Manager will determine the market rates for the services in question – and thus its own compensation – based on its experience in the real estate industry and, if it is believed necessary, by reviewing proposals from other providers of such services.

For the periods ending December 31, 2022, and December 31, 2021, the Company has paid. $622,350 and $152,134, respectively, in property-level asset manager fees to the Sponsor.

Timing of Payments of Fees and Expense Reimbursements

The compensation paid by the Company to the Manager and the Sponsor during each stage of the Company’s trajectory are as follows:

Stage	Compensation to Manager	Amount of Compensation to Manager	Compensation to Sponsor	Amount of Compensation to Sponsor
Organization	● Organization & Offering Expense Reimbursement	● Up to 10% of the total amount of capital raised.	● Developer Fee ● Financing Fee	● 6-8% of total investment amount of capital raised. ● 1% of total loan value
Asset Acquisition Stage	● Organization & Offering Expense Reimbursement ● Asset Management Fee	● Up to 10% of the total amount of capital raised. ● 2% of total investment amount of capital raised.	● Developer Fee ● Financing Fee ● Guaranty Fee	● 6-8% of total asset acquisition cost ● 1% of total loan value ● 0-0.5% of total loan value
Operation Stage			● Developer Fee ● Financing Fee ● Guaranty Fee ● Construction Management Fee ● Disposition Fee	● 6-8% of total asset acquisition cost ● 1% of total loan value ● 0-0.5% of total loan value ● 0-7.5% of actual construction costs ● 1% of property sale price
Liquidation Stage			● Disposition Fee	● 1% of property sale price

Other Compensation

The Sponsor is entitled to share in distributions by the Company, which we refer to as the “Promoted Interest.” The Promoted Interest is paid in three stages: first, after owners of the Class A Investor Shares have received a 7% preferred return on their investment, the Sponsor is entitled to a catchup return equal to approximately 53.85% of the preferred return paid to owners of the Class A Investor Shares. Second, after owners of the Class A Investor Shares have received their preferred return and the Sponsor has received its catchup return, the Sponsor is entitled to 35% of the remaining profits. Third, after the holders of the Class A Investor Shares have received a 12% preferred return on their investment, the Sponsor is entitled to 50% of the remaining profits.

If the Manager (or other affiliates of our Sponsor) purchase Class A Investor Shares, they will be entitled to their pro rata share of the distributions paid to Investors.

Reports to Investors

The Company files this annual report which provides the owners of Class A Investor Shares details of the fees paid to the Sponsor, the Manager and their affiliates.

Claw back

If, upon the liquidation of the Company, the owners of the Class A Investor Shares other than the Manager, the Sponsor, and their affiliates have not received distributions sufficient to return their capital contributions plus a 7% cumulative, non-compounded annual return, the Manager, the Sponsor, and their affiliates will be required to return any distributions (but not fees), they have received from the Company over and above their actual contributed capital, in an amount such that the Company can distribute the shortfall to the owners of the Class A Investor Shares other than the Manager, the Sponsor, and their affiliates.

Method of Accounting

The compensation described in this section was calculated using the accrual method of accounting.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the approximate beneficial ownership of our common and Class A Investor shares as of March 31, 2022, for each person or group that holds more than 10% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner

	Number of	Percent of
Common Shares	Shares	Class

DiversyFund, Inc.*
750 B Street
Suite 1930
San Diego, CA. 92101	1,000,000	100%

DF Manager, LLC
750 B Street
Suite 1930
San Diego, CA. 92101	0	0%

Alan Lewis
750 B Street
Suite 1930
San Diego, CA. 92101	0	0%

Craig Cecilio
750 B Street
Suite 1930
San Diego, CA. 92101	0	0%

Class A Investor Shares

Unrelated Investors	6,512,839	100%

*	DiversyFund, Inc., the Sponsor, is majority owned and controlled by Mr. Lewis and Mr. Cecilio.

Item 5. Interest of Management and Others in Certain Transactions

The Company has entered into a Management Agreement with the Manager pursuant to which the Manager provides management and asset management services. Under the Management Agreement, the Company pays the Manager certain fees as described in “Compensation of Management”. The Manager is an affiliate of our Sponsor, DiversyFund, Inc. and therefore the amount of fees and the other terms of the Management Agreement were determined among related parties and not at arm’s length.

Item 6. Other Information

In the beginning of 2023, the Company conducted a competitive selection process to determine the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. The Company approved the appointment of Claude Etinoff & Associates LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, replacing Hainey & Company.

For the years ended December 31, 2021, 2020, and 2019 there were no disagreements with Hainey & Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to Hainey’s satisfaction would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

Item 7. Financial Statements

DF Growth REIT, LLC

COSTA MESA, CA
TEL: 240.270.4721

Independent Auditors’ Report

The Shareholders and Management

DF Growth REIT, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of DF Growth REIT, LLC (a Delaware corporation), which comprise the balance sheet as of December 31, 2022, and the related statements of operations, Member’s equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DF Growth REIT, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of DF Growth REIT, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, which raise substantial doubt about DF Growth REIT, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements. In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of DF Growth REIT, LLC’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about DF Growth REIT, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Information Included in the Annual Report

Management is responsible for the other information included in the annual report. The other information comprises the Management’s Discussion and Analysis of Financial Condition and Results of Operations but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

/s/ Claude Etinoff & Associates LLC/

Costa Mesa, CA

December 6, 2023

DF Growth REIT, LLC.

Consolidated Balance Sheet

As of December 31, 2022

ASSETS
Investments in rental real estate properties, net of accumulated depreciation	$85,851,740
Investment in joint ventures	7,342,521
Real estate equity investments	6,438,650
Real estate debt investments	3,489,037
Cash and cash equivalents	12,273,442
Restricted cash and cash equivalents - Investment in joint ventures	3,298,670
Related party receivables	919,090
Interest receivable	540,243
Notes and accounts receivable	348,872
Other assets	638,775
TOTAL ASSETS	$121,141,040

LIABILITIES AND EQUITY

LIABILITIES
Notes payable, net of unamortized loan fees	$55,727,131
Accounts payable and accrued expenses	940,751
Rental security deposits and other liabilities	2,115,127
Prepaid rents	207,922
Interest payable	210,617
Dividends Payable	2,394,374
TOTAL LIABILITIES	$61,595,922

MEMBERS’ EQUITY
Class A shares $10.00 par value; 7,500,000 shares authorized;
$6,511,395 shares issued and outstanding, net of offering costs as of December 31, 2022	$65,113,948
Subscriptions receivable	(222,857)
Accumulated deficit	(7,969,512)
Non-controlling interest	2,623,539
TOTAL MEMBER’S EQUITY	$59,545,118

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$121,141,040

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC.

Consolidated Statement of Operations

For the year ended December 31, 2022

REVENUES
Rental property revenues	$8,960,703
Interest income	296,259
Realized investment income	12,473,630
Property sale revenue	2,522,535
Other income	900,596
TOTAL REVENUE	$25,153,723

EXPENSES
Operating expenses
Depreciation and amortization	$2,995,164
Property operating and maintenance	4,099,533
Real estate taxes	1,438,404
Bad debt rent	352,345
Unrealized loss on equity investments	944,653
Interest expense	6,965,742
General and administrative expenses	2,555,036
Total Operating Expenses	$19,350,877

Investing expenses
Investing expenses	$1,220,485
Total Investing Expenses	$1,220,485

TOTAL EXPENSES	$20,571,362
NET GAIN	$4,582,361
Gain attributed to non-controlling interest	(438,275)
Gain attributed to DF Growth REIT LLC	$5,020,636

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC.

Consolidated Statement of Members’ Equity

For the year ended December 31, 2022

	Class A Investor		Subscription	Accumulated	Non-controlling	Total
	Shares	Amount	Receivable	Deficit	Interest	Equity
Balance as of December 31, 2021	6,512,840	$65,128,397	$-	$(8,007,712)	$1,355,336	$58,476,021
Proceeds from issuance of class A shares	-	-	(222,857)	-	-	(222,857)
Distributions declared on class A shares	(1,445)	(14,449)	-	(4,982,436)	-	(4,996,885)
Non Controlling Interest	-	-	-	-	1,706,478	1,706,478
Net gain	-	-	-	5,020,636	(438,275)	4,582,361

Balance as of December 31, 2022	6,511,395	$65,113,948	$(222,857)	$(7,969,512)	$2,623,539	$59,545,118

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC.
Consolidated Statement of Cash Flows
For the period from January 1, 2022, through December 31, 2022

OPERATING ACTIVITIES
Net income	$4,582,361
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	2,995,164
Amortization on debt issuance cost	785,580
Capitalized interest	421,529
Changes in operation assets and liabilities
Notes and accounts receivable	(1,675,954)
Interest receivable	296,259
Prepaids and other assets	(5,725,972)
Related party receivables	822,742
Accounts payable and accrued expenses	480,268
Rental security deposits	1,403,859
Other liabilities	(1,606,731)

Net cash provided by Used) in operation activities	$2,779,105

INVESTING ACTIVITIES
Investing in real estate equity investments	$9,510,943
Proceeds from sale of real estate properties	58,078,733
Repayments for real estate properties	(54,353,148)
Investment in Joint Venture Development	7,342,520
Investment in equity method investments	1,424,434
Investments in real estate debt investments	1,700,037
Distribution to Sponsor	(5,242,378)
Proceeds from the sale of Equity method investees	2,522,535

Net cash used in investing activities	$20,983,676

FINANCING ACTIVITIES
Proceeds from the issuance of Class A shares	$14,449
Proceeds from notes payable	25,780,927
Payment on notes payable	(35,727,799)
Payment on loan fees associated with new debt	(1,476,995)
Payments made to investors for dividends	(3,976,610)

Net cash provided by financing activities	$(15,386,028)

Net increase in cash and restricted cash and restricted cash	$8,376,753
Cash and cash equivalents and restricted cash, beginning of period	$7,195,361

Cash and cash equivalents and restricted cash, end of period	$15,572,114

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$6,755,126
Cash paid during the year for real estate taxes	$352,345

The accompanying notes are an integral part of these financial statements

DF Growth REIT, LLC.

Notes to Consolidated Financial Statements

December 31, 2022

Note 1 – Formation and Organization

DF Growth REIT, LLC. (the “Company”) is a Delaware corporation formed on July 16, 2018, that builds wealth by investing in cash-flowing apartment buildings along with single and multi-family properties. Our focus is on long-term capital appreciation from the renovation and repositioning of these multi-family properties. The use of the terms “Company,” “we,” “us,” or “our” in this Consolidated Financial Statements refer to DF Growth REIT, LLC., unless the context indicates otherwise. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ending December 31, 2019.

The Company is externally managed by DF Manager, LLC., (“Manager”), which is a subsidiary of the Company’s sponsor, DiversyFund, Inc. (“Sponsor”).

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $75,000,000 in shares of class A shares, the purchase price for all shares was $10.00 per share as of December 31, 2022. The Offering was qualified by the SEC on November 13, 2018, and we commenced operations on November 13, 2018. As of December 31, 2022, we had issued 6,511,395 shares of our class A shares for an aggregate purchase price of $65,113,948. The Company has the authority to issue 7,500,000 shares of class A shares.

Note 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents and restricted cash

Cash and cash equivalents with original maturities of three months or less consist of demand deposits. Cash and cash equivalents are carried at a cost which approximates fair value. Cash and highly liquid financial instruments restricted to the or long-term purposes are excluded from this definition.

Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. The Company considers cash pledged as collateral for investments in joint ventures to be restricted cash.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statements of financial position to the sum of the corresponding amounts within the statements of cash flows:

Cash and cash equivalents	$12,273,442
Restricted Cash and cash equivalents - Investment in Joint Ventures	$3,298,670
Total	$15,572,112

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Principles of Consolidation Note

The consolidated financial statements include the accounts of DF Growth REIT LLC and the following subsidiaries in which growth REIT has a controlling financial interest.

Subsidiary	Owning Entity	% Ownership	Year Acquired/Organized
Diversyfund Park Blvd., LLC	DF Growth REIT	84.05%	2017
The Sardinia Group Inc	DF Growth REIT	66.82%	2018
McArthur LG LLC	DF Growth REIT	100%	2020
BLVDW NC LLC	DF Growth REIT	100%	2020
4500 SOUTH STATE STREET UT LLC	DF Growth REIT	100%	2020
WOODSIDE HIGHLAND UT LLC	DF Growth REIT	100%	2020
524 SW ST. LUCIE, LLC	DF Growth REIT	100%	2020
201 SW JOAN JEFFERSON WAY LLC	DF Growth REIT	100%	2021
7604 WARSAW ROAD SC LLC	DF Growth REIT	94.44%	2021
MISSION VILLAS SA LLC	DF Growth REIT	75.16%	2021
NV2 COBBLE HILL PARTNERS LLC	DF Growth REIT	87.71%	2022
P10 - HGH VILLAGE CREEK LLC	DF Growth REIT	95.47%	2022

The consolidated financial statements include 100% of each subsidiary’s assets, liabilities, operations, and cash flows, with the interests not owned by REIT reflected as “noncontrolling interests in subsidiaries”. All significant inter-company accounts and transactions have been eliminated in consolidation.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic concentration

As of December 31, 2022, the Company’s investments in real estate operate in California, Texas, South Carolina, and Florida. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of December 31, 2022, the Company held investments in three entities, which were evaluated under the VIE model and were not consolidated because the Company was not determined to be the primary beneficiary. These investments are carried on the equity method because of the Company’s significant influence.

As of December 31, 2022, the Company held investments in twelve entities, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes for the year ended December 31, 2022. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. The Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2022. As of December 31, 2022, $3,985,195 in cash distributions have been declared to stockholders, which were classified for tax purposes as capital gains and Sec. 1250 gains.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the year ended December 31, 2022, the Company did not record any reimbursements of expenses.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Purchase Accounting for Acquisitions of Real Estate

Effective November 13, 2018, (Inception) the Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired are consistent with the techniques used in a business combination.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition, and other factors.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make the required rent payments. On December 31, 2022, there was a $331,518 balance in the allowance for doubtful accounts. The Company records bad debt expense as part of operating expenses.

Advertising costs

The Company’s policy is to expend advertising costs when incurred. There were no such costs incurred for the year ending December 31, 2022.

Deferred Financing Costs

Mortgage costs are capitalized and amortized using the straight-line method which management does not believe is materially different from the effective interest rate method, over the terms of the respective debt obligations. At December 31, 2022, deferred financing costs amounted to $761,568, net of accumulated amortization. Amortization of such costs is included in interest expense and approximated $1,747,619 in 2022. The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument-by-instrument basis at initial recognition. We have decided not to make this election.

Construction in Progress

As the company does possess investments in real estate development projects we must account for construction in progress. The Company’s accounting policy on these investments is that any costs directly related to the development or construction of the asset be capitalized until the point where the asset has the ability to derive revenue through either property rents or the disposition of the asset. Examples of capitalized costs incurred have been interest on construction loans, construction costs, and property taxes. The Company currently has no real estate investments in the development phase that utilizes construction in progress.

Recent Accounting Guidance

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326).

ASU 326 is applicable to all financial instruments that are not accounted for at fair value through net income, thereby bringing consistency in accounting treatment across different types of financial instruments and requiring consideration of a broader range of variables when forming loss estimates. Although this change affects any entity holding financial instruments, the financial services industry by its nature bears the most exposure.

Measurement of Credit Losses on Financial Instruments requires entities that extend credit to forecast into the foreseeable future to predict losses over the life of a loan and then immediately book those losses.

The updated guidance is designed to provide more timely reporting of credit losses, but measuring losses is challenging in today’s uncertain, inflationary marketplace. It primarily affects banks and other financial institutions. However, any company that has trade receivables, notes receivable, investments in held-to-maturity debt securities, or contract assets will be affected. The guidance is applicable to financial assets measured at amortized cost, net investments in leases recognized by a lessor in accordance with ASC 842.

This standard is effective for fiscal years beginning after December 15, 2022, with early application permitted. This ASC requires Organizations to adopt the new current expected credit losses (CECL) methodology for estimating allowances for credit losses. The Company is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations and cash flows.

Note 3 – Cash and Cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit, and money market accounts. The Company considers short-term highly liquid investments with an original maturity date of three months or less that are not part of an investment pool to be cash equivalents. The Company invests its excess cash in various types of short-term investments. The Company has established guidelines relative to diversification and maturities that maximize safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. At December 31, 2022, the Company’s balances exceeded federally insured limits by approximately $10,743,442.

Note 4 – Investments in Real Estate

The following table presents the Company’s acquisitions of real estate during the period from January 1, 2022, through December 31, 2022:

Description of Property	Date acquired	Ownership Percentage	Contract Purchase Price	Terms of Payment	Real Estate Acquisition Costs
Swaying Oaks	March 11, 2022	45.14%	$7,475,000	Cash	$290,700
San Antonio, TX
Durant	June 16, 2022	31.67%	$5,900,000	Cash	$-
Berkely, CA
Cobble Hills	August 08,2022	100%	$12,000,000	Cash	$993,090
Fort Worth, TX
Village Creek	November 18, 2022	100%	$14,550,000	Cash	$747,118
Fort Worth, TX
Totals for 2022			$39,925,000		$2,030,908

The following table details the allocation of the purchase price, capital improvements, and accumulated depreciation for the Company’s acquisitions of real estate during the period from November 13, 2018 (inception) through December 31, 2022:

		Asset	Capital		Accumulated
Description of Property	Land	life	Improvements	Building	depreciation	Total
The France	$775,500	30 Years	$1,155,544	$3,474,500	$(231,633)	$5,173,911
Azul Luxury Residences	$1,063,740	30 Years	1,323,322	14,436,260	(922,317)	15,901,005
Willow Ridge	$2,030,000	30 Years	1,906,449	20,045,000	(891,831)	23,089,618
Mission Villas	$348,250	30 Years	3,323,629	9,901,750	(412,573)	13,161,056
Cobble Hills	$762,300	30 Years	1,235,292	11,237,700	(134,924)	13,100,368
Village Creek	$3,051,629	30 Years	875,782	11,498,371	-	15,425,782
Totals as of December 31, 2022	$8,031,419		$9,820,018	$70,593,581	$(2,593,278)	$85,851,740

Minimum Future Rents

The rental properties owned at December 31, 2022, are principally leased under 12-month operating leases with certain tenant renewal rights.

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically secured by interests in entities that have interests in real estate. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered an investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2021, the investment is considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 5 – Sale of Real Estate Properties

The following table details the allocation of the sale price for the Company’s disposition of real estate during the period from November 13, 2018 (inception) through December 31, 2022:

	Date	Ownership	Contract	Capital	Investment
Description of Property	Sold	Percentage	Sales Price	Investment	Profit
DF Summerlyn LLC (Killeen, TX)	7/13/2021	38.33%	$116,250,000	$1,455,500	$263,101
The Sardinia Group Inc (San Diego, CA)	2/2/2022	66.82%	29,000,000	434,050	12,462
McArthur Landing (Fayetteville, NC)	11/30/2022	100%	16,600,000	5,224,581	3,084,730
Boulevard West (Greenvile, NC)	09/21/2022	100%	24,000,000	5,731,076	4,197,031
Woodside at Holladay (Holladay, UT)	7/19/2022	100%	13,400,000	3,680,717	1,790,493
Cottonwood Creek (Murray, UT)	7/19/2022	100%	8,235,000	3,433,400	1,312,770
Totals through 2022			$207,485,000	$19,959,324	$10,660,587

Note 6 – Equity Method Investments

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE, the equity method of accounting is used. Under the equity method, the investment is originally reported at cost and is adjusted for capital activity including subsequent subscriptions, redemptions, or distributions. As distributions are received from the underlying equity investment, the cost basis of the investment will be reduced. As distribution proceeds surpass the cost basis of the investment, we will then record realized investment gains for the associated equity investment. The following is a table detailing the current investments made under the equity method as of December 31, 2022:

Description of Property	Date acquired	Ownership Percentage	Contract Purchase Price	Terms of Payment	Investment Amount
NCP Dove	December 10, 2021	31.07%	$46,370,000	Cash	$5,051,716
North Charleston, SC
Swaying Oaks	March 11, 2022	45.14%	$9,032,500	Cash	$1,772,252
San Antonio, TX
Durant	June 16, 2022	31.67%	$5,900,000	Cash	$850,970
Berkeley, CA
Totals for 2022			$61,302,500		$6,438,650

Note 7 – Commercial Real Estate Debt Investments

As of December 31, 2022, our debt related investment was not considered impaired, and no impairment charges were recorded in the financial statements. We believe the fair value of the debt investment reasonably approximates the carrying value of the debt investment as of December 31, 2022. The Company had invested in two debt related investments as of December 31, 2022. DiversyFund Granito, LLC is a 12-month term note maturing on 9/27/2023 with a 10.25% annual interest rate. The company also made $12,286 debt investment to NCP Dove as a credit facility. The following table describes our debt related investment activity for the year ended December 31, 2022:

Investment in Debt:	Amount
Balance at beginning of period	$1,789,000
Principal and interest repayments	-
Current period debt investments	$1,700,036
Balance as of December 31, 2022	$3,489,036

The following tables present the Company’s investments in debt securities, as of December 31, 2022.

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Residential Property	2	$3,489,036	$3,489,036	10.25%	100.00%
Balance as of December 31, 2022	2	$3,489,036	$3,489,036	10.25%	100.00%

The following tables present certain information about the Company’s investments in debt securities, as of December 31, 2022, by contractual maturity grouping:

As of December 31, 2022:

Asset Type	Number	Amounts Maturing After One Year Through Five Years
Residential Property	2	$3,489,036
Balance as of December 31, 2022	2	$3,489,036

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically secured by interests in entities that have interests in real estate. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered an investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2022, the investment is considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 8 – Related Party Arrangements

DF Manager, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager will not be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will not reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will not reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company.

DiversyFund, INC, Sponsor

Acquisition Fees

The Sponsor receives an acquisition fee directly from the Company’s real estate investments for sponsoring the acquisition of the asset. The sponsor performs services of sourcing, underwriting, due diligence, investment oversight, arranging debt financing, and execution of the business plan. The Sponsor is entitled to receive an acquisition fee paid at the asset level of up to 8% of the total project cost including acquisition price, construction or capital expenditure budget and insurance and carrying costs. Sponsor is also entitled to receive a financing fee from the asset level of up to 1% of the total debt amount obtained for a project. The sponsor is also entitled to receive an asset management fee of up to 2% of collected rents from a project. These costs are recorded on the property level financials and are treated as acquisition costs which are amortized over the life of the asset. In 2022 the Sponsor received financing and acquisition fees totaling $2,033,996 in connection with the acquisitions of four new multi-family properties and the remaining acquisition and financing fees.

Property Name	Date	Acquisition Fee	Financing Fee	Total Sponsor Fee
Swaying Oaks	3/11/2022	$436,050	-	$436,050
Durant	6/16/2022	$-	-	$-
Cobble Hills	8/8/2022	$925,540	-	$925,540
Village Creek	11/18/2022	$672,406	-	$672,406
Total		$2,033,996	$-	$2,033,996

Disposition Fees

Property Name	Sale Date	Contract price	DF Sponsor Profit	DF Disposition Fees
DF Summerlyn LLC	7/13/2021	$11,625,000	$337,061.44	-
The Sardinia Group, Inc	2/2/2022	$2,900,000	-	-
McArthur Landing	11/30/2022	$16,600,000	$2,139,627	$166,000
Boulevard West	9/21/2022	$24,000,000	$3,268,221	$240,000
Woodside at Holladay	7/19/2022	$13,400,000	$1,367,379	$134,000
Cottonwood Creek	7/19/2022	$8,235,000	$845,340	$82,350
Total		$76,760,000	$7,957,628	$622,350

Executive Officers of our Manager and Sponsor

As of the date of this Annual Report, our executive officers are as follows:

Name	Position
Craig Cecilio	Chief Executive Officer
Alan Lewis	Chief Investment Officer

Craig Cecilio has served as our Chief Executive Officer of our Sponsor and Manager since its inception.

Alan Lewis has served as the Chief Investment Officer of our Sponsor and Manager since its inception.

All equity and debt investments owned by the Company are related parties as they are managed directly by DiversyFund, Inc.

Related Party Receivable

The Company lent 2 short-term loans amounting to $2,500,000 to Diversyfund Inc. in 2021 with an interest rate of 4.00%. DiversyFund, Inc. has repaid $1,600,000 in principle back to the Company as of December 31, 2022. The related party notes receivable as of December 31, 2022, are $996,110 including accrued interest.

The Company paid Lex Nova $29,305.75 in 2022 related to legal services for DF Growth REIT II LLC and Diversyfund Inc. The company on its behalf had Diversyfund Inc pay $10,351 to Lex Nova for legal services in 2022.

The Company has a total related party receivable balance of $919,090 as of December 31, 2022.

Note 9 – Economic Dependency

Under various agreements, the Company has engaged or will engage DF Manager, LLC to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon DF Manager, LLC. In the event that these companies were unable to provide the Company with their respective services, the Company would be required to find alternative providers of these services.

Note 10 – Commitments and Contingencies

Legal Proceedings

Distribution Period	Declaration Date	Daily Distribution per Common Share	Annualized Yield	Total Amount of Distribution	Paid/Reinvested as of December 31, 2022	Payment Date
June 1, 2019, through June 30, 2019	6/30/2019	0.00133398	5.00%	$7,634	$7,634	7/15/2019
July 1, 2019, through July 31, 2019	7/31/2019	0.00115498	5.00%	$9,591	$9,591	8/15/2019
August 1, 2019, through August 31, 2019	8/31/2019	0.00119106	5.00%	$11,869	$11,869	9/13/2019
September 1, 2019, through September 30, 2019	9/30/2019	0.00127056	5.00%	$14,880	$14,880	10/15/2019
October 1, 2019, through October 31, 2019	10/31/2019	0.00125900	5.00%	$17,654	$17,654	11/14/2019
November 1, 2019, through November 30, 2019	11/30/2019	0.00134947	5.00%	$20,182	$20,182	12/15/2019
December 1, 2019, through December 31, 2019	12/31/2019	0.00297561	10.96%	$59,135	$59,135	1/15/2020
January 1, 2020, through January 31, 2020	1/31/2020	0.00121003	5.00%	$30,477	$30,477	2/14/2020
February 1, 2020, through February 29, 2020	2/28/2020	0.00133652	5.00%	$36,183	$36,183	3/13/2020
March 1, 2020, through March 31, 2020	3/31/2020	0.00126045	5.00%	$42,223	$42,223	4/15/2020
April 1, 2020, through April 30, 2020	4/30/2020	0.00130590	5.00%	$47,679	$47,679	5/15/2020
May 1, 2020, through May 31, 2020	5/31/2020	0.00127588	5.00%	$53,563	$53,563	6/15/2020
June 1, 2020, through June 30, 2020	6/30/2020	0.00128252	5.00%	$62,553	$62,553	7/15/2020
July 1, 2020, through July 31, 2020	7/31/2020	0.00125403	5.00%	$72,179	$72,179	8/14/2020
August 1, 2020, through August 31, 2020	8/31/2020	0.00126094	5.00%	$84,529	$84,529	9/15/2020
September 1, 2020, through September 30, 2020	9/30/2020	0.00131003	5.00%	$97,606	$97,606	10/15/2020
October 1, 2020, through October 31, 2020	10/31/2020	0.00128373	5.00%	$108,921	$108,921	11/13/2020
November 1, 2020, through November 30, 2020	11/30/2020	0.00137317	5.00%	$119,310	$119,310	12/15/2020
December1, 2020 through December 31, 2020	12/31/2020	0.00129568	5.00%	$130,326	$130,326	1/15/2021
January 1, 2021, through January 31, 2021	1/31/2021	0.00128366	5.00%	$141,996	$141,996	2/15/2021
February 1, 2021, through February 28, 2021	2/28/2021	0.00143663	5.00%	$156,613	$156,613	3/15/2021
March 1, 2021, through March 31, 2021	3/31/2021	0.00128682	5.00%	$172,841	$172,841	4/15/2021
April 1, 2021, through April 30, 2021	4/30/2021	0.00133582	5.00%	$188,718	$188,718	5/15/2021
May 1, 2021, through May 31, 2021	5/31/2021	0.00128750	5.00%	$203,856	$203,856	6/15/2021
June 1, 2021, through June 30, 2021	6/30/2021	0.00134678	5.00%	$218,191	$218,191	7/15/2021
July 1, 2021, through July 31, 2021	7/31/2021	0.00130588	5.00%	$232,480	$232,480	8/15/2021
August 1, 2021, through August 31, 2021	8/31/2021	0.00130769	5.00%	$248,661	$248,661	9/15/2021
September 1, 2021, through September 30, 2021	9/30/2021	0.00134172	5.00%	$259,866	$259,866	10/15/2021

In December 2022, attorneys for three investors brought an investor suit against DF Growth REIT II LLC,

DF Growth REIT LLC, DiversyFund, Inc., and Craig Ceclio and Alan Lewis as principals of DiversyFund. The suit piggybacks on the SEC’s claims, alleging that the named investors were misled by DiversyFund, and seeks compensation for their losses as well as reimbursement of all attorneys’ fees, costs, and interest on those fees. Attorneys seek to have their claim certified as a class action on behalf of all investors in REIT II. The Company has engaged defense counsel well experienced in defending securities litigation and securities class actions and intends to vigorously contest these claims, which we believe are wholly without merit. It is difficult to predict the course of contested litigation, however, and the potential impacts on the Company, its affiliates, and/or their investors and employees range from the cost of litigation expense to significant adverse consequences.

It is possible that the Company could become involved in other litigation matters arising in the ordinary course of our business. Although we are unable to predict the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.”

Note 11 – Distributions

Investor distributions are determined by each shareholders’ investment of record each day during the distribution period. The Company declared a dividend to be distributed to each shareholder for a total of $4,982,436 of which $2,394,374 is outstanding as of December 31, 2022, and can be re-invested in the following periods.

Note 12 – Notes Payable

Unsecured Senior Notes

In 2017, the Company issued a private placement of unsecured senior notes. This senior note has a balance of $0 as of December 31, 2022. The senior notes have fixed annual interest rates of 20%, 25% and 8%.

The following table summarizes the terms of notes payable outstanding at December 31, 2022:

Property Lender Secured Notes	Monthly Debt Service	Interest Rate	Maturity	2022
DiversyFund Tom Calaluca		16.00% (Fixed)	5/18/2024	$200,000
France Apartments Edgewood Mac V LLC	$8,000	8.75%	12/1/2025	3,500,000
Azul Luxury Edgewood Mac V LLC	$26,372	6.50%	8/1/2025	10,000,000
Willow Ridge Electra Capital/Key Bank	$62,431	5.05%	9/1/2025	17,422,750
Mission Villas Calmwater	$76,166	8.00%	11/1/2025	9,560,139
Cobble Hill Fannie Mae	$50,959	4.58%	5/1/2031	7,137,537
Village Creek Fannie Mae	$39,405	5.16%	8/1/2030	8,668,273
Subtotal Notes payable				$56,488,699
Unamortized Loan Costs				(761,568)
Total Notes Payable				$55,727,131

Secured Mortgage Notes

As of December 31, 2022, the Company had $56.7 million outstanding on seven non-recourse mortgage notes. Assets with depreciated carrying values of $78.3 million were pledged as security on these mortgage notes payable.

For the year ended December 31, 2022, interest was recorded as follow:

2022
Total interest incurred	$6,965,743
Interest capitalized	0
Total interest expense	$6,965,743

Restrictive Covenants and Commitments

The Company is presently in compliance with all debt covenants. These notes and loans payable and security agreements also contain conditions for maintaining debt to tangible net worth in determining the compliance with the debt covenant.

Debt Maturities

Future principal payments due on the Company’s notes payable at December 31, 2022, are as follows:

2023	$3,592,704
2024	3,792,704
2025	36,550,585
2026	1,084,368
2027	1,084,368
Thereafter	10,383,970
total	$56,488,699

Note 13 – Investment and depreciation in real estate properties

Real estate assets are stated at depreciated cost less impairment, if any. Buildings are depreciated over their estimated useful lives of 30 years. The life of a particular building depends upon a number of factors including whether the building was developed or acquired and the condition of the building upon acquisition. The Company uses the straight-line method for all depreciation and amortization.

Description of Property	Land	Operating Real Estate Properties	Accumulated depreciation	Total
The France	$775,500	$4,630,044	$(231,633)	$5,173,911
Azul Luxury Residences	$1,063,740	15,759,582.00	(922,317)	15,901,005
Willow Ridge	$2,030,000	21,951,449.00	(891,831)	23,089,618
Mission Villas	$348,250	13,225,379.00	(412,573)	13,161,056
Cobble Hills	$762,300	12,472,992.00	(134,924)	13,100,368
Village Creek	$3,051,629	12,374,153.00	-	15,425,782
Totals as of December 31, 2022	$8,031,419	$80,413,599	$(2,593,278)	$85,851,740

Note 14 – Subsequent Events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through April 29, 2022, the date the financial statements were available to be issued.

DiversyFund Granito LLC

In January 2023, the Company made an additional debt investment of $70,000. In February 2023, the Company invested $60,000. In March 2023 the Company invested $85,000, as of April 2, 2023, the Company has made a total debt investment of $3,691,750.

DiversyFund Park Blvd., LLC

In January 2023, the Company made an additional equity investment of $10,000. As of April 2, 2023, the Company has made a total equity investment of $6,301,702.

Property Acquisition Deposits

In January 2023, the Company made an equity investment of $823,300 into The Independent Apartments. In February 2023, the Company made an equity investment of $200,000 into The Independent Apartments. As of April 2, 2023, the Company has made a total equity investment of $1,023,300 for new property acquisitions.

Offering Proceeds

As of April 2, 2023, the Company had raised total gross offering proceeds of approximately $65,113,948 from settled subscriptions and issued an aggregate of 6,511,394 shares of our common stock. As of April 2, 2023, $0 in shares remained available for sale to the public pursuant to the Offering.

Exhibits

The following Exhibits are filed as part of this Annual Report:

Exhibit 1A-2A*	Certificate of Formation

Exhibit 1A-2B*	LLC Agreement – The agreement by and among the Company and all of its members captioned “Limited Liability Company Agreement” and dated August 1, 2018.

Exhibit 1A-2C*	Authorizing Resolution – The resolution adopted by the Manager creating the Class A Investor Shares.

Exhibit 1A-6A*	Investment Agreement – The agreement to be signed by each Investor to acquire a Class A Investor Shares.

Exhibit 1A-6B*	Management Agreement – The agreement captioned “Management Services Agreement” by and between the Company and the Manager dated August 1, 2018.

Exhibit 1A-8*	Escrow Agreement – The Agreement captioned “Escrow Services Agreement” with Prime Trust, LLC.

*	Previously filed and incorporated by reference.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 22, 2024	DF Growth REIT II, LLC

By:	DF Manager, LLC, as Manager
By:	DiversyFund, Inc., as Manager

By /s/ Craig Cecilio
Craig Cecilio, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc.
January 22, 2024

/s/ Craig Cecilio
Director and Chief Executive Officer of DiversyFund, Inc.
January 22, 2024